As filed with the Securities and Exchange Commission on October 20, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NU SKIN ENTERPRISES, INC.

(Exact name of registrant as specified in its charter)

Delaware	87-0565309
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

75 West Center Street

Provo, Utah 84601  (801) 345-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

M. Truman Hunt

Chief Executive Officer

Nu Skin Enterprises, Inc.

75 West Center Street  Provo, Utah 84601  (801) 345-1000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

D. Matthew Dorny, Esq. Nu Skin Enterprises, Inc. 75 West Center Street Provo, Utah 84601 (801) 345-1000	Kevin P. Kennedy, Esq. Simpson Thacher & Bartlett LLP 3330 Hillview Avenue Palo Alto, California 94304 (650) 251-5000

Approximate date of commencement of proposed sale to public:    As soon as practicable after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered in this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price (1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Class A Common Stock, par value $0.001 per share	750,000 shares	$13.79 per share	$10,342,500.00	$836.71

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based upon the average of the high ($14.00) and low ($13.58) prices of the registrant’s Class A common stock on October 15, 2003, as reported on the New York Stock Exchange Composite Tape.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the selling stockholders are soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 20, 2003

PROSPECTUS

750,000 Shares

Class A Common Stock

The 750,000 shares of our Class A common stock covered by this prospectus were initially sold in a private placement transaction in September 2003. The initial purchasers of the privately placed shares and their transferees are named in this prospectus as the selling stockholders. The selling stockholders may use this prospectus to resell their shares of Class A common stock from time to time. We will not receive any of the proceeds from the resale by the selling stockholders of their shares of Class A common stock.

The selling stockholders may not sell their shares until the registration statement, of which this prospectus forms a part, filed with the Securities and Exchange Commission is effective. The registration of the shares, however, does not necessarily mean that any of the selling stockholders will offer or sell their shares.

We have two outstanding classes of common stock: Class A and Class B. Our shares of Class A common stock and Class B common stock are identical in all respects except that holders of Class A common stock have one vote per share while holders of Class B common stock have 10 votes per share and the Class B common stock may be converted into Class A common stock at any time on a one-for-one basis.

Our Class A common stock is listed on the New York Stock Exchange under the symbol “NUS”. On October 17, 2003, the last reported sale price of our Class A common stock as reported on the New York Stock Exchange was $13.76 per share.

Investing in our Class A common stock involves a high degree of risk. For a discussion of the risks relevant to an investment in our Class A common stock, please refer to the “ Risk Factors” section of this prospectus beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                                          , 2003

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus and the documents incorporated by reference into the prospectus are forward-looking statements that involve risks and uncertainties. The statements contained in this prospectus and the documents incorporated by reference into the prospectus that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding our expectations, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “could”, “should”, “propose”, “continue”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “will” and other similar terms and phrases are used to identify forward-looking statements.

The forward-looking statements are made based on our management’s expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. These uncertainties and factors, including those discussed in the “Risk Factors” section of this prospectus, could cause our actual results to differ materially from those matters expressed in or implied by the forward-looking statements. All of the forward-looking statements should be considered in light of these factors.

We urge you not to place undue reliance on any forward-looking statements, which speak only as of the date made. Except as required by law, we do not undertake any obligation to update our forward-looking statements or the risk factors contained in this prospectus to reflect new information or future events or otherwise.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities, which are located at 450 Fifth Street, N.W., Washington, D.C. 20459, and obtain copies of our filings at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. In addition, you may look at our filings at the offices of the New York Stock Exchange, Inc., which are located at 20 Broad Street, New York, New York 10005. Our SEC filings are available at the NYSE because our Class A common stock is listed and traded on the NYSE under the symbol “NUS”. We also have a website (www.nuskinenterprises.com) through which you may access our filings. Information contained on our website, however, is not and should not be deemed a part of this prospectus.

INCORPORATION BY REFERENCE

We “incorporate by reference” into this prospectus some of the information that we file with the SEC, which means that we can disclose important information to you by referring you to those filings. Any information contained in future SEC filings that are incorporated by reference into this prospectus will automatically update this prospectus, and any information included directly in this prospectus updates and supersedes the information contained in past SEC filings incorporated by reference into this prospectus. The information incorporated by reference, as updated, is an important part of this prospectus. We incorporate by reference the following documents:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2002;

•	our quarterly report on Form 10-Q for the quarterly period ended March 31, 2003;

•	our quarterly report on Form 10-Q for the quarterly period ended June 30, 2003;

•	the description of our Class A common stock in our registration statement on Form 8-A filed with the SEC on November 6, 1996 (as such description is updated by the description contained in the “Description of Capital Stock” section of this prospectus); and

•	all documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the completion of the resale of the shares of the Class A common stock by the selling stockholders pursuant to this prospectus.

You may request a copy of these filings, at no cost, by writing to our Investor Relations Department at 75 West Center Street, Provo, Utah 84601 or calling our Investor Relations Department at (801) 345-1000.

You should rely only on the information incorporated by reference or provided in this prospectus or a prospectus supplement or amendment. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should assume that the information appearing in this prospectus or a prospectus supplement or amendment or any documents incorporated by reference therein is accurate only as of the date on the front cover of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

This summary may not contain all of the information that may be important to you. You should read this summary together with the entire prospectus, including the “Risk Factors” section, and the documents incorporated by reference into this prospectus, including the more detailed information in the financial statements and the accompanying notes contained in our annual report on Form 10-K for the year ended December 31, 2002 and in our quarterly reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003. For ease of reference, throughout this prospectus, we use the terms “we”, “us” and “our” to refer to Nu Skin Enterprises, Inc. and, unless it is otherwise evident from the context, its subsidiaries.

Our Business

Nu Skin Enterprises is a leading, global direct selling company. We develop and distribute personal care products and nutritional supplements that are sold worldwide under the Nu Skin and Pharmanex brands. We also sell technology and other products under the Big Planet brand. We are one of the largest direct selling companies in the world with 2002 revenue of $964 million and, as of June 30, 2003, a global network of approximately 579,000 active independent distributors. Approximately 26,000 of these active distributors had achieved executive distributor status under our global compensation plan. Our executive distributors play an important leadership role in our distribution network and are critical to the growth and profitability of our business. We currently operate in more than 30 countries throughout Asia, the Americas and Europe.

We develop and market branded consumer products that we believe are well suited for direct selling. Our distributors market and sell our products by educating consumers about the benefits and distinguishing characteristics of our products and by providing personalized customer service. Through dedicated research and development, we continually develop and introduce new products and enhance our existing line of Nu Skin and Pharmanex products to provide our distributors with a differentiated portfolio of products. We believe that we are able to attract and motivate high-caliber independent distributors because of our focus on developing innovative products, our attractive global compensation system and our advanced technological distributor support.

Corporate Information

We are incorporated in the State of Delaware. Our principal executive offices are located at 75 West Center Street, Provo, Utah 84601. Our telephone number at that address is (801) 345-1000. Our corporate website is located at http://www.nuskinenterprises.com. Our product division websites are located at http://www.nuskin.com, http://www.pharmanex.com and http://www.bigplanet.com. Information contained on our websites does not constitute part of this prospectus.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. Before making an investment decision, you should carefully consider the risks described below, together with all of the other information included or incorporated by reference into this prospectus. Our business, financial condition or results of operations could be harmed by any of these risks. The trading price of our Class A common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business

Currency exchange rate fluctuations could lower our revenue and net income.

In 2002, we recognized approximately 86% of our revenue in markets outside of the United States in each market’s respective local currencies. We purchase inventory primarily in the United States in U.S. dollars. In preparing our financial statements, we translate revenue and expenses in foreign countries from their local currencies into U.S. dollars using weighted average exchange rates. If the U.S. dollar strengthens relative to local currencies, particularly the Japanese yen, our reported revenue, gross profit and net income will likely be reduced. Given our inability to predict the degree of exchange rate fluctuations, we cannot estimate the effect these fluctuations may have upon future reported results, product pricing or our overall financial condition. Although we attempt to reduce our exposure to short-term exchange rate fluctuations by using foreign currency exchange contracts, we cannot be certain these contracts or any other hedging activity will effectively reduce exchange rate exposure.

Because our Japanese operations account for over 50% of our business, any adverse changes in our business operations in Japan would harm our business.

Approximately 55% of our 2002 revenue was generated in Japan. Various factors could harm our business in Japan, including worsening of economic conditions. Economic conditions in Japan have been poor in recent years and may worsen or not improve. In addition, the direct selling market has decreased from $26.2 billion in 1998 to approximately $24.5 billion in 2002 as a result of difficult economic conditions. We believe our operating results have been negatively impacted in the past in part because of economic conditions. Continued or worsening economic and political conditions in Japan could further impact our revenue and net income. In addition, our operations in Japan face significant competition from existing and new competitors. Our operations would also be harmed if our planned growth initiatives fail to generate continued interest and enthusiasm among our distributors in this market and fail to attract new distributors.

If we are unable to retain our existing independent distributors and recruit additional distributors, our revenue will not increase.

We distribute almost all of our products through our independent distributors, and we depend on them directly for substantially all of our revenue. Our distributors may terminate their services at any time, and, like most direct selling companies, we experience high turnover among distributors from year to year. As a result, we need to continue to retain existing and recruit additional independent distributors. To increase our revenue, we must increase the number of and/or the productivity of our distributors.

We have experienced declines from time to time in both active distributors and executive distributors in the past. For example, as of June 30, 2003, the number of our executive distributors had declined by approximately 5% from the same time during the prior year. In order to grow our business, we believe we will need to be effective in growing the number of active distributors and executive distributors. However, the number of our active and executive distributors may not increase and could decline once again in the future. We cannot accurately predict how the number and productivity of distributors may fluctuate because we rely upon our existing distributors to recruit, train and motivate new distributors. Our operating results could be harmed if our existing and new business opportunities and products do not generate sufficient interest to retain existing distributors and attract new distributors. The number and productivity of our distributors also depends on several additional factors, including:

•	adverse publicity regarding us, our products, our distribution channel or our competitors;

•	failure to motivate our distributors with new products;

•	the public’s perception of our products and their ingredients;

•	the public’s perception of our distributors and direct selling businesses in general; and

•	general economic and business conditions.

In addition, we may face saturation or maturity levels in a given country or market. This is of particular concern in Taiwan, where industry sources have estimated that over 10% of the population is already involved in some form of direct selling. The maturity of several of our markets could also affect our ability to attract and retain distributors in those markets.

Our expansion of operations in China has resulted in governmental scrutiny, and our operations in China may be harmed by the results of such scrutiny.

The regulatory environment in China is rapidly evolving, and officials in the Chinese government have broad discretion in deciding how to interpret and apply these regulations. Our recently expanded operations, our use of a direct selling business model in markets outside of China, and the participation and activities of non-China distributors in China have resulted in regulatory scrutiny of our activities. We have made some modifications to our business model and policies in response to concerns expressed by governmental authorities. At times, these reviews have caused, and could cause in the future, temporary obstruction in our ability to conduct business, including an inability to conduct sales activity in our stores. In addition, some of our distributors living outside of China have engaged in activities that violated our policies in this market and resulted in some adverse publicity. Although we have worked closely with both national and local governmental agencies in implementing our plans, our efforts to comply with local laws may be harmed by a rapidly evolving regulatory climate, concerns about activities resembling direct selling and any subjective interpretation of laws. In addition, we continue to be subject to the risk that our employed sales representatives may engage in prohibited activities in China and bring about negative media or regulatory actions. Any determination that our operations or activities, or the activities of our employed sales representatives or distributors living outside of China, are not in compliance with applicable regulations could negatively result in extended interruptions of business, changes to our business model or other actions, all of which would harm our business and our reputation with Chinese regulators.

If we are not able to hire sale employees and open new stores in China as quickly as we would like, our ability to grow our business there could be impacted.

Because of concerns about the number of sales employees per store, regulators in China have recommended that we maintain a reasonable level of sales employees per store. If the level of employees per store that regulators determine to be reasonable is less than we anticipate or believe reasonable, or if regulators otherwise impose restrictions on the number of sales employees we may have, our per store sales could be negatively impacted, which could slow our growth rate in China. Regulatory provisions require us to obtain a license for each store that we operate in China, and regulators have broad discretion in approving these licenses. If regulators fail to approve licenses for new stores at a rate that meets our growth demands, this could harm our growth potential.

Existing laws and regulations in China require us to employ a local sales force that markets and sells our products from retail store locations and manufacture our own products, and we have limited previous experience in these activities.

The current regulatory environment in China prohibits us from implementing our direct selling distribution model there. As a result, in order to expand in this market, we have established 100 retail stores and hired approximately 3,864 employees as of June 30, 2003. Chinese regulations also require that we sell products we manufacture locally in China. As a result, we have built our own manufacturing plant to produce the products that we sell in our stores in China. Because we have limited experience in managing retail stores and an employed sales force and operating manufacturing facilities, we cannot assure you that we will be able to do this successfully. We anticipate that we could experience significant growth in this market, but we cannot assure you that we will be able to successfully manage this growth or that we will not experience unanticipated challenges given the unique business model and our limited experience in manufacturing our own products. If we are unable to effectively manage our retail stores, manufacturing operations or our employees, our government relations may be compromised and our operations in China may be harmed.

Intellectual property rights are difficult to enforce in China.

Chinese commercial law is relatively undeveloped compared to most of our other major markets, and, as a result, we may have limited legal recourse in the event we encounter significant difficulties with patent or trademark infringers. Limited protection of intellectual property is available under Chinese law, and the local manufacturing of our products may subject us to an increased risk that unauthorized parties may attempt to copy or otherwise obtain or use our product formulations. As a result, we cannot assure you that we will be able to adequately protect our product formulations.

Manufacturing and regulatory issues associated with our planned laser-based scanner could negatively impact the success of our scanner program and our ability to make scanners available to interested distributors, which could harm our business.

Our announcement of our plans to introduce a laser-based scanner that measures the levels of caratenoid antioxidants in the skin has generated considerable enthusiasm among some of our distributors, particularly in the United States. We have not had experience in developing and marketing sophisticated technology products such as the scanner and are working on a very short development timetable. As with any new technology, we have experienced delays and technical issues in developing a production model that meets required specifications and performs at a consistent level. If we are unable to timely resolve development issues or otherwise fail to deliver scanners that perform to a standard expected by our distributors or incur any delays in making a sufficient number of scanners available to interested distributors, we could dampen distributor enthusiasm and harm our business, particularly in the United States where many distributors have been focusing their marketing activities around the introduction of the scanner.

If our laser-based scanner is determined to be a medical device in a particular geographic market, this could inhibit or delay our ability to market the scanner in such market.

We believe that our laser-based scanner can be marketed in the United States as a non-medical device. However, the FDA has questioned the status of the scanner as a non-medical device. If the FDA were to make a determination that the scanner is a medical device, or if it determines that our distributors are using the scanner to make medical claims or diagnosis, we would be required to obtain FDA clearance to market the scanner as a medical device, which could delay significantly or otherwise inhibit the use of the scanner in the United States. In addition, we are facing similar uncertainties and regulatory issues in other markets, including Japan, with respect to the status of the scanner as a non-medical device, which could delay or impact our plans for the scanner in these markets. We are also subject to regulatory restrictions that limit the claims or representations that we and our distributors can make about the scanner because we are not using it as a medical device, which could adversely impact our success in utilizing the scanner. Any delay or limitation of our anticipated use of this tool caused by regulatory issues could harm our business, particularly in the United States where we have experienced the strongest interest in the scanner.

Governmental regulations relating to the marketing and advertising of our products and services, in particular our nutritional supplements, may restrict or inhibit our ability to sell these products.

Our products and our related marketing and advertising efforts are subject to extensive governmental regulations by numerous domestic and foreign governmental agencies and authorities. These include the FDA, the FTC, the Consumer Product Safety Commission and the Department of Agriculture in the United States, State Attorneys General and other state regulatory agencies and the Ministry of Health, Labor and Welfare in Japan along with similar governmental agencies in other foreign markets where we operate. Our markets have varied regulations concerning product formulation, labeling, packaging and importation. These laws and regulations often require us to, among other things:

•	reformulate products for a specific market to meet the specific product formulation laws of that country;

•	conform product labeling to the regulations in each country; and

•	register or qualify products with the applicable governmental authority or obtain necessary approvals or file necessary notifications for the marketing of our products.

Failure to introduce products or delays in introducing products could reduce revenue and decrease profitability. Regulators also may prohibit us from making therapeutic claims about products, regardless of the existence of research and independent studies that may support such claims. These product claim restrictions could prevent us from realizing the potential revenue from some of our products.

Governmental regulations relating to the sources and ingredients of our products, in particular our nutritional supplements, may restrict or inhibit our ability to sell these products.

The sources and ingredients of our products are subject to various governmental regulations by numerous domestic and foreign governmental agencies and authorities. We may be unable to introduce our products in some markets if we fail to obtain the necessary regulatory approvals or if any product ingredients are prohibited. For example, many countries have banned the importation of products that contain bovine materials sourced from locations where Bovine Spongiform Encephalopathy (BSE), commonly referred to as “mad cow disease”, has been identified. We currently source all of our bovine materials, used primarily in the gel capsules of our nutritional supplements, from BSE-free countries. However, if BSE spreads to additional countries where we currently source our bovine materials, this could negatively impact our ability to import products into our markets until we change sources or ingredients, which could harm our business.

Recent negative publicity concerning stimulant-based supplements have spurred efforts to change existing laws and regulations with respect to nutritional supplements that, if successful, could result in more restrictive and burdensome regulations.

There have been some recent injuries and deaths that have been attributed to the use of nutritional supplements that contain ingredients that are controversial and have generated negative publicity. Although we are committed to not marketing nutritional supplements that contain any stimulants, steroids or other substances that are controversial and could pose health risks, our operations could be harmed if governmental laws or regulations are enacted that restrict the ability of companies to market or distribute nutritional supplements or impose additional burdens or requirements on nutritional supplement companies as a result of public reaction to the recent injuries and deaths caused by supplements that do contain these controversial ingredients.

If we are unable to expand operations in any of the new markets we have currently targeted, we may have difficulty achieving our long-term objectives.

A significant percentage of our revenue growth over the past decade has been attributable to our expansion into new markets. For example, the revenue growth we experienced in 2001 and 2002 was due in part to our successful expansion of operations into Singapore and Malaysia. Moreover, our growth over the next several years depends on our ability to successfully introduce our products and our distribution system into new markets, including China and Eastern Europe. In addition to the regulatory difficulties we may face in gaining access into these new markets, we could face difficulties in achieving acceptance of our premium-priced products in developing markets. In the past, we have struggled to operate successfully in developing country markets, such as Latin America. This may also be the case in China and Eastern Europe and the other new markets into which we currently intend to expand. If we are unable to successfully expand our operations into these new markets, our opportunities to grow our business may be limited, and, as a result, we may not be able to achieve our long-term objectives.

Adverse publicity concerning our business, marketing plan or products could harm our business and reputation.

The size of our distribution force and the results of our operations can be particularly impacted by adverse publicity regarding us, the legality of our distributor network, our products or the actions of our distributors. Specifically, we are susceptible to adverse publicity concerning:

•	the legality of network marketing;

•	the ingredients or safety of our or our competitors’ products;

•	regulatory investigations of us, our competitors and our respective products;

•	the actions of our current or former distributors; and

•	public perceptions of direct selling businesses generally.

In addition, in the past we have experienced negative publicity that has harmed our business in connection with regulatory investigations and inquiries. We may receive negative publicity in the future, and it may harm our business and reputation.

Although our distributors are independent contractors, improper distributor actions that violate laws or regulations could harm our business.

Distributor activities in our existing markets that violate governmental laws or regulations could result in governmental actions against us in markets where we operate. Except in China, our distributors are not employees and act independently of us. We implement strict policies and procedures to ensure our distributors will comply with legal requirements. However, given the size of our distributor force, we experience problems with distributors from time to time. For example, product claims made by some of our distributors in 1990 and 1991 led to an investigation by the FTC, which resulted in us entering into a consent decree with the FTC.

Failure of new products to gain distributor and market acceptance could harm our business.

A critical component of our business is our ability to develop new products that create enthusiasm among our distributor force. If we fail to introduce new products planned for introduction, our distributor productivity could be harmed. In addition, if any new products fail to gain market acceptance, are restricted by regulatory requirements or have quality problems, this would harm our results of operations. Factors that could affect our ability to continue to introduce new products include, among others, government regulations, the loss of key research and development staff from our divisions, the termination of third-party research and collaborative arrangements, proprietary protections of competitors that may limit our ability to offer comparable products and any failure to anticipate changes in consumer tastes and buying preferences.

Government inquiries, investigations and actions could harm our business.

From time to time, we receive formal and informal inquiries from various government regulatory authorities about our business and our compliance with local laws and regulations. Any determination that we or our distributors are not in compliance with existing laws or regulations could potentially harm our business. Even if governmental actions do not result in rulings or orders, they potentially could create negative publicity. Negative publicity could detrimentally affect our efforts to recruit or motivate distributors and attract customers and, consequently, could reduce revenue and net income.

In the early 1990s, we entered into consent decrees with the FTC and other state regulatory agencies relating to investigations of our distributors’ product claims and practices. We believe that the negative publicity generated by this FTC action, as well as a separate action in the mid 1990s, harmed our business and results of operations in the United States. As a result of the previous investigations, the FTC makes inquiries from time to time regarding our compliance with applicable laws and regulations and our consent decree. Any further actions by the FTC or other comparable state or federal regulatory agencies, in the United States or abroad, could have a further negative impact on us in the future.

In addition, we are susceptible to government-initiated campaigns that do not rise to the level of formal regulations. For example, the South Korean government, several South Korean trade groups and members of the South Korean media initiated campaigns in 1997 and 1998 urging South Korean consumers not to purchase luxury or foreign goods. We believe that these campaigns and the related media attention they received, together with the economic recession that occurred in the late 1990s in the South Korean economy, significantly harmed our South Korean business. We cannot assure you that similar government, trade group or media actions will not occur again in South Korea or in other countries where we operate or that such events will not similarly harm our operations.

The loss of key high-level distributors could negatively impact our distributor growth and our revenue.

As of June 30, 2003, we had approximately 579,000 active distributors and 26,000 executive distributors. Approximately 321 distributors currently occupy the highest distributor level under our Global Compensation Plan. These distributors, together with their extensive networks of downline distributors, account for substantially all of our revenue. As a result, the loss of a high-level distributor or a group of leading distributors in the distributor’s network of downline distributors, whether by their own choice or through disciplinary actions by us for violations of our policies and procedures, could negatively impact our distributor growth and our revenue.

Laws and regulations may prohibit or severely restrict our direct sales efforts and cause our revenue and profitability to decline.

Various government agencies throughout the world regulate direct sales practices. These laws and regulations are generally intended to prevent fraudulent or deceptive schemes, often referred to as “pyramid” schemes, that compensate participants for recruiting additional participants irrespective of product sales, use high pressure recruiting methods and/or do not involve legitimate products. The laws and regulations in our current markets often:

•	impose order cancellations, product returns, inventory buy-backs and cooling-off rights for consumers and distributors;

•	require us or our distributors to register with governmental agencies;

•	impose reporting requirements to regulatory agencies; and/or

•	require us to ensure that distributors are not being compensated based upon the recruitment of new distributors.

Complying with these widely varying and sometimes inconsistent rules and regulations can be difficult and require the devotion of significant resources on our part. If we are unable to continue business in existing markets or commence operations in new markets because of these laws, our revenue and profitability will decline. Countries where we currently do business could change their laws or regulations to negatively affect or prohibit completely direct sales efforts. In addition, government agencies and courts in the countries where we operate may use their powers and discretion in interpreting and applying laws in a manner that limits our ability to operate or otherwise harms our business. If any governmental authority were to bring a regulatory enforcement action against us that interrupts our business, revenue and earnings would likely suffer.

Challenges by private parties to the form of our network marketing system could harm our business.

We may be subject to challenges by private parties, including our distributors, to the form of our network marketing system or elements of our business. In the United States, the network marketing industry and regulatory authorities have generally relied on the implementation of distributor rules and policies designed to promote retail sales to protect consumers and to prevent inappropriate activities and to distinguish between legitimate network marketing distribution plans and unlawful pyramid schemes. We have adopted rules and policies based on case law, rulings of the FTC, discussions with regulatory authorities in several states and domestic and global industry standards. Legal and regulatory requirements concerning network marketing systems, however, involve a high level of subjectivity, are inherently fact-based and are subject to judicial interpretation. Because of the foregoing, we can provide no assurance that we would not be harmed by the application or interpretation of statutes or regulations governing network marketing, particularly in any civil challenge by a current or former distributor.

Increases in duties on our imported products in our markets outside of the United States could reduce our revenue and harm our competitive position.

Historically, we have imported most of our products into the countries in which they are ultimately sold. These countries impose various legal restrictions on imports and typically impose duties on our products. In any given country, regulators may increase duties on imports and, as a result, reduce our profitability and harm our competitive position relative to locally produced goods.

Governmental authorities may question our inter-company transfer pricing policies or change their laws in a manner that could increase our effective tax rate or otherwise harm our business.

As a U.S. company doing business in international markets through subsidiaries, we are subject to foreign tax and inter-company pricing laws, including those relating to the flow of funds between our company and our subsidiaries. Regulators in the United States and in foreign markets closely monitor our corporate structure and how we effect inter-company fund transfers. If regulators challenge our corporate structure, transfer pricing mechanisms or inter-company transfers, our operations may be harmed, and our effective tax rate may increase. Tax rates vary from country to country, and, if regulators determine that our profits in one jurisdiction may need to be increased, we may not be able to fully utilize all foreign tax credits that are generated, which will increase our effective tax rate. For example, our corporate income tax rate in the United States is 35%. If our profitability in a higher tax jurisdiction, such as Japan where the corporate tax rate is currently set at 42%, increases disproportionately to the rest of our business, our effective tax rate may increase. We cannot assure you that we will continue operating in compliance with all applicable customs, exchange control and transfer pricing laws, despite our efforts to be aware of and comply with such laws. If these laws change, we may need to adjust our operating procedures and our business may suffer.

The loss of suppliers could harm our business.

For approximately ten years, we have acquired ingredients and products from one unaffiliated supplier that currently manufactures approximately 37% of our Nu Skin personal care products. We currently rely on two unaffiliated suppliers, one of which supplies 38% and the other of which supplies 27% of our Pharmanex nutritional supplements. We obtain some of our nutritional supplements from sole suppliers in China. We also license the right to distribute some of our products from third parties. Because of the concentrated nature of our suppliers and manufacturers, the loss of any of these suppliers or manufacturers, or the failure of suppliers to meet our needs, could restrict our ability to produce or distribute some products and harm our revenue as a result.

We depend on our key personnel, and the loss of the services provided by any of our executive officers or other key employees could harm our business and results of operations.

Our success depends to a significant degree upon the continued contributions of our senior management, many of whom would be difficult to replace. These employees may voluntarily terminate their employment with us at any time. We may not be able to successfully retain existing personnel or identify, hire and integrate new personnel. If we lose the services of our executive officers or key employees for any reason, our business, financial condition and results of operations could be harmed.

Our markets are intensely competitive, and market conditions and the strengths of competitors may harm our business.

The markets for our Nu Skin and Pharmanex products are intensely competitive. Our results of operations may be harmed by market conditions and competition in the future. Many competitors have much greater name recognition and financial resources than we have, which may give them a competitive advantage. For example, our Nu Skin products compete directly with branded, premium retail products. We currently do not have significant patent or other proprietary protection, and our competitors may introduce products with the same ingredients that we use in our products. Because of regulatory restrictions concerning claims about the efficacy of dietary supplements, we may have difficulty differentiating our products from our competitors’ products, and competing products entering the nutritional market could harm our nutritional supplement revenue.

We also compete with other network marketing companies for distributors. Some of these competitors have a longer operating history and greater visibility, name recognition and financial resources than we do. Some of our competitors have also adopted and could continue to adopt some of our successful business strategies, including our Global Compensation Plan for distributors. Consequently, to successfully compete in this market and attract and retain distributors, we must ensure that our business opportunities and compensation plans are financially rewarding. We cannot assure you that we will be able to successfully compete in this market.

Product liability claims could harm our business.

We may be required to pay for losses or injuries purportedly caused by our products. Although we have had a very limited product claims history, we have recently experienced difficulty in finding insurers that are willing to provide product liability coverage at reasonable rates due to insurance industry trends and the rising cost of insurance generally. As a result, we have elected to self-insure our product liability risks for our core product lines. Until we elect and are able to obtain product liability insurance, if any of our products are found to cause any injury or damage, we will be subject to the full amount of liability associated with any injuries or damages. This liability could be substantial. We cannot predict if and when product liability insurance will be available to us on reasonable terms.

System failures could harm our business.

Because of our diverse geographic operations and our complex distributor compensation plan, our business is highly dependent on efficiently functioning information technology systems. These systems and operations are vulnerable to damage or interruption from fires, earthquakes, telecommunications failures and other events. They are also subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. Despite any precautions, the occurrence of a natural disaster or other unanticipated problems could result in interruptions in services and reduce our revenue and profits.

Risks Related to Our Class A Common Stock

The market price of our Class A common stock is subject to significant fluctuations due to a number of factors that are beyond our control.

Many factors could cause the market price of our Class A common stock to fall. Some of these factors include:

•	fluctuations in our quarterly operating results;

•	the sale of shares of Class A common stock by our original or significant stockholders;

•	general trends in the market for our products;

•	acquisitions by us or our competitors;

•	economic and/or currency exchange issues in those foreign countries in which we operate;

•	changes in estimates of our operating performance or changes in recommendations by securities analysts; and

•	general business and political conditions.

Broad market fluctuations could also lower the market price of our Class A common stock regardless of our actual operating performance.

The holders of our Class B common stock control over 90% of the combined stockholder voting power, and third parties will be unable to gain control of our company through purchases of Class A common stock.

The original stockholders of our company, together with their family members and affiliates, have the ability to control the election and removal of the board of directors and, as a result, future direction and operations, without the supporting vote of any other stockholder. Consequently, these original stockholders, together with their family members and affiliates, are able to control decisions about business opportunities, declaring dividends, issuing additional shares of Class A common stock or other securities and the approval of any merger, consolidation or sale of all or substantially all of our assets. These stockholders own all of the outstanding shares of our Class B common stock, which have ten-to-one voting privileges over shares of the Class A common stock. They may make decisions that are adverse to your interests. Currently, these stockholders and their affiliates collectively own shares that represent more than 90% of the combined voting power of the outstanding shares of both classes of common stock. As long as these stockholders are majority stockholders, third parties will not be able to obtain control of our company through open-market purchases of shares of our Class A common stock.

Approximately 33 million shares, or 40% of our total outstanding shares, are restricted from immediate resale but may be sold into the market in the near future, which could affect the market price of our Class A common stock.

If our stockholders sell a substantial number of shares of our Class A common stock in the public market, the market price of our Class A common stock could fall. Several of our principal stockholders hold a large number of shares of the outstanding Class A common stock and Class B common stock that are convertible into Class A common stock. Some of the original stockholders have been actively selling shares on the open market. Additional sales by these stockholders or a decision by any of the other principal stockholders to aggressively sell their shares could depress the market price of our Class A common stock.

As of June 30, 2003, we had 80,595,175 shares of common stock outstanding. All of these shares are freely tradable, except for approximately 33 million shares held by certain stockholders who participated in our public offering in July of 2002. These shares will become eligible to sell in the public market in July 2004. Under the lock-up arrangements, these stockholders agreed that they will not sell or otherwise dispose of any shares of Class A common stock, or securities convertible into or exchangeable for our Class A common stock, without the prior written consent of the underwriters and the majority of our independent directors prior to July 26, 2004. This agreement is subject to the following exceptions:

•	charitable donations in the second year of up to 500,000 shares in the aggregate by these stockholders to a charitable organization;

•	transfers of common stock to these stockholders from fixed charitable remainder trusts established by the selling stockholder;

•	transfers of common stock to immediate family members or related persons or estate planning entities;

•	sales of shares of which the selling stockholder is deemed to have beneficial ownership but whose interest presents no opportunity to profit from the shares being sold; and

•	transfers of shares by lenders under an existing pledge of shares as security for a loan of approximately $20 million to Nedra D. Roney in the case of a default under the loan or in connection with a refinancing of such loan.

We have also entered into a separate lock-up arrangement with the original shareholders pursuant to which these shareholders agree that, after the expiration of the two-year lock-up agreement, they will be subject to the volume restrictions set forth under Rule 144 on the sale of shares, which shares would otherwise be eligible for unlimited sale under the securities laws. In the event these lock-up restrictions were removed, the resulting sales could cause the price of our Class A common stock to decline.

USE OF PROCEEDS

We will not receive any proceeds from the resale of all or any portion of the 750,000 shares of our Class A common stock by the selling stockholders or their pledgees, donees, transferees or other successors in interest pursuant to this prospectus.

DESCRIPTION OF CAPITAL STOCK

As of the date of this prospectus, our authorized capital stock consists of 500,000,000 shares of Class A common stock, 100,000,000 shares of Class B common stock and 25,000,000 shares of preferred stock. As of September 30, 2003, we had 37,081,566 shares of Class A common stock issued and outstanding and 43,513,613 shares of Class B common stock issued and outstanding. Of the authorized shares of preferred stock, no shares of preferred stock were outstanding as of September 30, 2003.

The following description of our capital stock is a summary and is subject to and qualified in its entirety by reference to the provisions of our certificate of incorporation.

Common Stock

As of September 30, 2003, there were approximately 808 holders of record of our Class A common stock and 37 holders of record of our Class B common stock. The shares of Class A common stock and Class B common stock are identical in all respects, except for voting and conversion rights and transfer restrictions regarding the shares of the Class B common stock, as described below.

Voting Rights

Each share of our Class A common stock entitles the holder to one vote on each matter submitted to a vote of our stockholders, and each share of our Class B common stock entitles the holder to ten votes on each matter, including the election of directors. There is no cumulative voting. Except as required by applicable law, holders of the Class A common stock and holders of the Class B common stock will vote together on all matters submitted to a vote of the stockholders. With respect to corporate changes, including liquidations, reorganizations, recapitalizations, mergers, consolidations and sales of substantially all of our assets, holders of the Class A common stock and holders of the Class B common stock will vote together as a single class, and the approval of 66 2/3% of the outstanding voting power is required to authorize or approve the transactions.

Any action that can be taken at a meeting of the stockholders may be taken by written consent without a meeting if we receive consents signed by the stockholders having the minimum number of votes that would be necessary to approve the action at a meeting at which all shares entitled to vote on the matter were present. This right to take actions by written consent could permit the holders of our Class B common stock to take all actions required to be taken by the stockholders without providing the other stockholders an opportunity to make nominations or raise other matters at a meeting. The right to take actions by less than unanimous written consent will expire when there are no shares of Class B common stock outstanding.

Dividends

The holders of our Class A common stock and the holders of our Class B common stock are entitled to receive dividends at the same rate if, as and when the dividends are declared by our board of directors out of assets legally available for the dividends after payment of dividends required to be paid on shares of preferred stock, if any.

If a dividend or distribution payable in Class A common stock is made on the Class A common stock, we must also make a pro rata and simultaneous dividend or distribution on the Class B common stock payable in shares of Class B common stock. Conversely, if a dividend or distribution payable in Class B common stock is made on the Class B common stock, we must also make a pro rata and simultaneous dividend or distribution on the Class A common stock payable in shares of Class A common stock.

Transfer Restrictions

If a holder of our Class B common stock transfers shares of that holder’s Class B common stock, whether by sale, assignment, gift, bequest, appointment or otherwise, to a person other than a permitted transferee, then those shares will be converted automatically into shares of the Class A common stock. In the case of a pledge of shares of the Class B common stock to a financial institution, those shares will not be deemed to be transferred unless and until a foreclosure occurs. Our certificate of incorporation defines “permitted transferee” to include Blake M. Roney, Nedra D. Roney, Kirk V. Roney, Brooke B. Roney, Steven J. Lund, Sandra N. Tillotson, R. Craig Bryson and Craig S. Tillotson and their spouses, estates or affiliated entities.

Conversion Rights

The Class A common stock has no conversion rights. The Class B common stock is convertible into shares of the Class A common stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of Class A common stock for each share of Class B common stock converted. In the event of a transfer of shares of the Class B common stock to any person other than a permitted transferee, each share of the Class B common stock so transferred will be converted automatically into one share of the Class A common stock. Each share of the Class B common stock will also automatically convert into one share of the Class A common stock if, on the record date for any meeting of the stockholders, the number of shares of the Class B common stock then outstanding is less than 10% of the aggregate number of shares of the Class A common stock and the Class B common stock then outstanding.

Liquidation Preference

In the event of liquidation, after payment of the debts and other liabilities of our company and after making provision for the holders of our preferred stock, if any, our remaining assets will be distributable ratably among holders of the Class A common stock and holders of the Class B common stock treated as a single class.

Mergers and Other Business Combinations

Upon the merger or consolidation of our company, holders of each class of common stock are entitled to receive equal per-share payments or distributions, except that in any transaction in which shares of capital stock are distributed, shares may differ as to voting rights only to the extent that the voting rights of the Class A common stock and the Class B common stock differ at that time. We may not dispose of all or any substantial part of our assets to, or merge or consolidate with, any person, entity or group (as the term “group” is defined in Rule 13d-5 of the Securities Exchange Act of 1934) that beneficially owns, in the aggregate, 10% or more of our outstanding common stock without the affirmative vote of the holders, other than a related person, of not less than 66 2/3% of the voting power of the outstanding Class A common stock and Class B common stock voting as a single class. For the sole purpose of determining the 66 2/3% vote, a related person will also include the seller or sellers from whom the related person acquired, during the preceding six months, at least 5% of the outstanding shares of Class A common stock in a single transaction or series of related transactions pursuant to one or more agreements or other arrangements and not through a brokers’ transaction, but only if the seller or sellers have beneficial ownership of shares of common stock having a fair market value in excess of $10 million in the aggregate following the disposition to a related person. This 66 2/3% voting requirement is not applicable, however, if:

•	the proposed transaction is approved by a vote of not less than a majority of our directors who are neither affiliated nor associated with the related person or the seller of shares to the related person as described above; or

•	in the case of a transaction pursuant to which the holders of common stock are entitled to receive cash, property, securities or other consideration, the cash or fair market value of the property, securities or other consideration to be received per share in the transaction is not less than the higher of:

–	the highest price per share paid by the related person for any of its holdings of common stock within the two-year period immediately prior to the announcement of the proposed transaction or

–	the highest closing sale price during the 30-day period immediately preceding that date or during the 30-day period immediately preceding the date on which the related person became a related person, whichever is higher.

Registration Rights

Shelf Registration

In September 2003, Sandra Tillotson, who is a member of our board of directors and also serves as one of our senior vice presidents, together with The Sandra N. Tillotson Family Trust, sold 750,000 shares of the Class A common stock in a private placement transaction. For ease of reference, throughout this prospectus, we refer to the purchasers of those 750,000 shares as the initial purchasers. In connection with the private placement transaction, we, Ms. Tillotson, her family trust and the initial purchasers entered into an amended and restated registration rights agreement, pursuant to which we agreed to file a registration statement (of which this prospectus forms a part) under the Securities Act of 1933 for the registration and resale of the 750,000 shares under Rule 415 of the Securities Act.

Demand Registration

In addition to the private placement of the 750,000 shares of our Class A common stock, Ms. Tillotson and her family trust provided the initial purchasers with an option to purchase, or call, in one or more transactions up to an aggregate of 2,000,000 shares of the Class A common stock held by either Ms. Tillotson or her family trust, and the initial purchasers provided Ms. Tillotson with an option to sell, or put, in one or more transactions (not to exceed 500,000 shares in any one transaction) up to an aggregate of 3,500,000 shares of the Class A common stock held by either Ms. Tillotson or her family trust to the initial purchasers. For shorthand purposes, we refer to the shares of our Class A common stock that may be purchased pursuant to the call option as the call shares and the shares of our Class A common stock that may be sold pursuant to the put option as the put shares. The put option and the call option may be exercised by Ms. Tillotson and the initial purchasers, respectively, in one or more transactions at any time prior to July 5, 2005. The price to be paid for the call shares will be $13.70 per share. The per share price to be paid for any given block of put shares will be 94% of the volume weighted average price of our stock for the 12 trading days following the date Ms. Tillotson exercises a put option.

Under the terms of the amended and restated registration rights agreement, upon the written request from the holders of at least a majority of the then outstanding call shares and the put shares, we will be obligated to file a registration statement under the Securities Act to cover the resale of the call shares and the put shares then outstanding. Under this agreement, we are not required to file more than two such registration statements in any consecutive 12-month period.

The foregoing description of the amended and restated registration rights agreement is only a brief summary and is not complete. We urge you to refer to the amended and restated registration rights agreement (a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part) for a full description of the terms, conditions and other provisions of the registration rights that apply to our Class A common stock.

Piggyback Registration

Pursuant to the terms, and subject to the conditions, of the amended and restated stockholders agreement, dated as of November 28, 1997, that we entered into with our founding stockholders, if at any time we propose to register any of our securities under the Securities Act for sale to the public, whether for our own account or for the account of other security holders, then such founding stockholders will have the option of including shares of their restricted Class A common stock or Class B common stock in the registration statement that we propose to file.

Other Provisions

The holders of our Class A common stock and the holders of our Class B common stock are not entitled to preemptive rights. Neither the Class A common stock nor the Class B common stock may be subdivided or combined in any manner unless the other class is subdivided or combined in the same proportion.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is American Stock Transfer and Trust Company.

Listing

Our Class A common stock is traded on the New York Stock Exchange under the trading symbol “NUS”. There is currently no public market for our Class B common stock.

Preferred Stock

Our board of directors is authorized, subject to the limitations prescribed by the Delaware General Corporation Law or the rules of the New York Stock Exchange or other organizations on whose systems our stock may be quoted or listed, to:

•	provide for the issuance of shares of preferred stock in one or more series;

•	establish from time to time the number of shares to be included in each series;

•	fix the rights, powers, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions on such shares; and

•	increase or decrease the number of shares of each series, without any further vote or action by the stockholders.

The approval of the holders of at least 66 2/3% of the combined voting power of the outstanding shares of common stock, however, is required for the issuance of shares of preferred stock that have the right to vote for the election of directors under ordinary circumstances or to elect 50% or more of the directors under any circumstances.

Depending upon the terms of the preferred stock established by our board of directors, any or all series of preferred stock could have preference over the common stock with respect to dividends and other distributions and upon liquidation of our company or could have voting or conversion rights that could adversely affect the holders of the outstanding common stock. In addition, the preferred stock could delay, defer or prevent a change of control of our company. We have no present plans to issue any shares of preferred stock.

Anti-Takeover Provisions

Special Stockholder Meetings

Special meetings of stockholders may be called only by the board of directors, the president, the secretary or at least a majority of the stockholders of our company. Except as otherwise required by law, stockholders are not entitled to request or call a special meeting of the stockholders.

Director Nominations and Business Proposals

Our stockholders are required to provide advance notice of nominations of directors to be made at, and of business proposed to be brought before, a meeting of the stockholders. The failure to deliver proper notice within the periods specified in our amended and restated bylaws will result in the denial of the stockholder of the right to make any nominations or propose any action at the meeting.

Section 203 of the Delaware General Corporation Law

We are a Delaware corporation and are subject to the provisions of Section 203 of the Delaware General Corporation Law. This law prevents many Delaware corporations, including those whose securities are listed on the New York Stock Exchange, from engaging, under specific circumstances, in a business combination with an interested stockholder for three years following the date that the stockholder became an interested stockholder, unless the business combination or interested stockholder is approved in a prescribed manner. An interested stockholder is a stockholder who, together with affiliates and associates, within the prior three years did own 15% or more of the corporation’s outstanding voting stock.

A Delaware corporation may opt out of the provisions of Section 203 of the Delaware General Corporation Law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of the provisions of Section 203.

SELLING STOCKHOLDERS

In a private placement transaction that occurred in September 2003, Sandra Tillotson, who is a member of our board of directors and also serves as one of our senior vice presidents, together with The Sandra N. Tillotson Family Trust, sold 750,000 shares of the Class A common stock to Mainfield Enterprises Inc., Cranshire Capital, L.P. and Smithfield Fiduciary LLC. We refer to these three purchasers as the initial purchasers. In connection with the private placement transaction, we, Ms. Tillotson, her family trust and the initial purchasers entered into an amended and restated registration rights agreement, pursuant to which we agreed to file a registration statement (of which this prospectus forms a part) under the Securities Act of 1933 for the registration and resale of the 750,000 shares under Rule 415 of the Securities Act.

The following table sets forth information as of September 30, 2003 about the shares of our Class A common stock beneficially owned by each initial purchaser. We refer to the holders who are named in the table below as the selling stockholders.

As described in the “Plan of Distributions” section of this prospectus, the selling stockholders may offer all or some portion of their shares of the Class A common stock from time to time. As a result, we are not able to accurately estimate the amount or percentage of shares of the Class A common stock that will be held by the selling stockholders at any given time. In addition, the selling stockholders identified below may have sold, transferred or disposed of all or a portion of their shares of the Class A common stock since the date on which they provided the information regarding their holdings in transactions exempt from the registration requirements of the Securities Act.

Unless otherwise described below, to our knowledge, no selling stockholder or any of its affiliates has held any position or office with, been employed by or otherwise had any material relationship with us or our affiliates during the three years prior to the date of this prospectus.

Name of the Selling Stockholder	Number of Shares of Class A Common Stock Registered for Resale	Number of Shares of Class A Common Stock Beneficially Owned	Percentage of Class A Common Stock Outstanding (1)
Cranshire Capital, L.P.	150,075	550,275 (2)	1.47% (2)
Mainfield Enterprises Inc.	399,975	1,466,575 (3)	3.84% (3)
Smithfield Fiduciary LLC	199,950	733,150 (4)	1.95% (4)

(1)	Percentage of ownership is calculated based on Rule 13d-3 of the Securities Exchange Act of 1934, as amended, using 37,081,566 shares of the Class A common stock outstanding as of September 30, 2003.

(2)	Includes 400,200 shares of the Class A common stock that Cranshire Capital, L.P. may acquire from Sandra N. Tillotson and/or The Sandra N. Tillotson Family Trust pursuant to the call option described in the “Description of Capital Stock—Common Stock—Registration Rights—Demand Registration” section of this prospectus.

(3)	Includes 1,066,600 shares of the Class A common stock that Mainfield Enterprises Inc. may acquire from Sandra N. Tillotson and/or The Sandra N. Tillotson Family Trust pursuant to the call option described in the “Description of Capital Stock—Common Stock—Registration Rights—Demand Registration” section of this prospectus.

(4)	Includes 533,200 shares of the Class A common stock that Smithfield Fiduciary LLC may acquire from Sandra N. Tillotson and/or The Sandra N. Tillotson Family Trust pursuant to the call option described in the “Description of Capital Stock—Common Stock—Registration Rights—Demand Registration” section of this prospectus.

PLAN OF DISTRIBUTION

The shares of the Class A common stock listed in the table appearing in the “Selling Stockholders” section of this prospectus are being registered to permit public secondary trading of the shares by the holders of such shares from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale of the shares of the Class A common stock by the selling stockholders.

The selling stockholders and their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of the Class A common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling their shares:

•	ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;

•	block trades in which the broker dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker dealer as principal and resale by the broker dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	in satisfaction of positions created by short sales;

•	broker dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell their shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker dealers engaged by the selling stockholders may arrange for other brokers dealers to participate in sales. Broker dealers may receive commissions or discounts from the selling stockholders (or, if any broker dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of the Class A common stock owned by them, and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of the Class A common stock from time to time under this prospectus, or under a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the

Securities Act, by amending the list of the selling stockholders to include the pledgee, transferee or other successors in interest as a selling stockholder under this prospectus.

The selling stockholders and any broker dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the Class A common stock.

We are required to pay all fees and expenses incident to the registration of the shares. We estimate that these expenses will be approximately $85,837. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including certain liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters relating to the validity of the Class A common stock are being passed upon for us by Simpson Thacher & Bartlett LLP, Palo Alto, California.

EXPERTS

The financial statements incorporated in this prospectus by reference to the annual report on Form 10-K for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

750,000 Shares

Class A Common Stock

PROSPECTUS

                                         , 2003

PART II

Information Not Required in Prospectus

Item 14.  Other Expenses of Issuance and Distribution

The following table lists the expenses expected to be incurred in connection with the preparation and filing of the registration statement, including amendments thereto, and the printing and distribution of the prospectus contained therein, all of which will be paid by the registrant. All amounts listed below, other than the SEC registration fee, are estimates.

SEC registration fee	$837
Printing and engraving expenses	5,000
Accounting fees and expenses	25,000
Legal fees and expenses	50,000
Miscellaneous expenses	5,000

Total	$85,837

Item 15.  Indemnification of Directors and Officers

Indemnification

The registrant is incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify persons who were, are or are threatened to be made parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. The registrant’s certificate of incorporation and bylaws provide for the indemnification of the registrant’s officers and directors to the fullest extent permitted by the Delaware General Corporation Law. The registrant believes that such indemnification is necessary to attract and retain qualified persons as directors and officers. The registrant has also entered into separate indemnification agreements with each of its directors and executive officers.

Liability Insurance

Section 145 of the Delaware General Corporation Law also permits a Delaware corporation to purchase and maintain insurance on behalf of its directors and officers. The registrant’s bylaws permit the registrant to purchase such insurance on behalf of its directors and officers.

Limitation of Liability

Section 102(b)(7) of the Delaware General Corporation Law permits a Delaware corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability (i) for any breach of a director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or that involve international misconduct or a knowing violation of law; (iii) for improper payment of dividends or redemptions of shares; or (iv) for any transaction from which the director derives an improper personal benefit. The registrant’s certificate of incorporation provides for, to the fullest extent permitted by the Delaware General Corporation Law, elimination or limitation of liability of its directors to the registrant or its stockholders for breach of fiduciary duty as a director.

Item 16.  Exhibits

Exhibit Number		Description
4.1	*	Specimen Form of Stock Certificate for Class A Common Stock (incorporated by reference to Exhibit 4.1 to the registrant’s Registration Statement on Form S-3 (File No. 333-90716)).

4.2	*	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the registrant’s Registration Statement on Form S-1 (File No. 333-12073)).

4.3	*	Certificate of Amendment to the Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998).

4.4	*	Certificate of Designation, Preferences and Relative Participating, Optional, and Other Special Rights of Preferred Stock and Qualification, Limitations and Restrictions Thereof (incorporated by reference to Exhibit 3.3 to the registrant’s Annual Report on Form 10-K for the year ended December 31, 1998).

4.5	*	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the registrant’s Form S-1 (File No. 333-12073)).

4.6	*	Form of Amended and Restated Stockholders Agreement, dated as of November 28, 1997 (incorporated by reference to Exhibit 10.25 to the registrant’s Annual Report on Form 10-K for the year ended December 31, 1997).

4.7	*	Amendment No. 1, dated as of March 8, 1999, to the Amended and Restated Stockholders Agreement (incorporated by reference to Exhibit 10.55 to the registrant’s Annual Report on Form 10-K for the year ended December 31, 1998).

4.8	*	Amendment No. 2, dated as of May 13, 1999, to the Amended and Restated Stockholders Agreement (incorporated by reference to Exhibit 10.31 to the registrant’s Annual Report on Form 10-K for the year ended December 31, 1999).

Exhibit Number	Description
4.9	Amended and Restated Registration Rights Agreement, dated as of September 18, 2003, by and among Nu Skin Enterprises, Inc., Sandra N. Tillotson, The Sandra N. Tillotson Family Trust and the Purchasers signatory thereto.

4.10	Amended and Restated Purchase Agreement, dated as of September 18, 2003, by and among Sandra N. Tillotson, The Sandra N. Tillotson Family Trust and the Purchasers signatory thereto.

5.1	Opinion of Simpson Thacher & Bartlett LLP.

23.1	Consent of PricewaterhouseCoopers LLP, independent accountants.

23.2	Consent of Simpson Thacher & Bartlett LLP (contained in Exhibit 5.1 hereto).

24.1	Power of Attorney (included on the signature page hereto).

*	Previously filed.

Item 17.  Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the

Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions set forth in response to Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Provo, State of Utah, on October 20, 2003.

NU SKIN ENTERPRISES, INC.

By:	/s/ M. Truman Hunt
	Name:	M. Truman Hunt
	Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints M. Truman Hunt, Ritch N. Wood and D. Matthew Dorny, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to the registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting each of said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as full to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ M. Truman Hunt M. Truman Hunt	Chief Executive Officer and Director (Principal Executive Officer)	October 20, 2003

/s/ Ritch N. Wood Ritch N. Wood	Chief Financial Officer (Principal Financial and Accounting Officer)	October 20, 2003

/s/ Blake M. Roney Blake M. Roney	Chairman of the Board	October 20, 2003

Signature	Title	Date

/s/ Sandra N. Tillotson Sandra N. Tillotson	Director	October 20, 2003

/s/ Brooke B. Roney Brooke B. Roney	Director	October 20, 2003

/s/ Takashi Bamba Takashi Bamba	Director	October 20, 2003

/s/ Daniel W. Campbell Daniel W. Campbell	Director	October 20, 2003

/s/ E.J. Jake Garn E.J. “Jake” Garn	Director	October 20, 2003

/s/ Paula F. Hawkins Paula F. Hawkins	Director	October 20, 2003

/s/ Andrew D. Lipman Andrew D. Lipman	Director	October 20, 2003

/s/ Jose Ferreira, Jr. Jose Ferreira, Jr.	Director	October 20, 2003

EXHIBIT INDEX

Exhibit Number	Description
4.1*	Specimen Form of Stock Certificate for Class A Common Stock (incorporated by reference to Exhibit 4.1 to the registrant’s Registration Statement on Form S-3 (File No. 333-90716)).

4.2*	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the registrant’s Registration Statement on Form S-1 (File No. 333-12073)).

4.3*	Certificate of Amendment to the Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998).

4.4*	Certificate of Designation, Preferences and Relative Participating, Optional, and Other Special Rights of Preferred Stock and Qualification, Limitations and Restrictions Thereof (incorporated by reference to Exhibit 3.3 to the registrant’s Annual Report on Form 10-K for the year ended December 31, 1998).

4.5*	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the registrant’s Form S-1 (File No. 333-12073)).

4.6*	Form of Amended and Restated Stockholders Agreement, dated as of November 28, 1997 (incorporated by reference to Exhibit 10.25 to the registrant’s Annual Report on Form 10-K for the year ended December 31, 1997).

4.7*	Amendment No. 1, dated as of March 8, 1999, to the Amended and Restated Stockholders Agreement (incorporated by reference to Exhibit 10.55 to the registrant’s Annual Report on Form 10-K for the year ended December 31, 1998).

4.8*	Amendment No. 2, dated as of May 13, 1999, to the Amended and Restated Stockholders Agreement (incorporated by reference to Exhibit 10.31 to the registrant’s Annual Report on Form 10-K for the year ended December 31, 1999).

4.9	Amended and Restated Registration Rights Agreement, dated as of September 18, 2003, by and among Nu Skin Enterprises, Inc., Sandra N. Tillotson, The Sandra N. Tillotson Family Trust and the Purchasers signatory thereto.

4.10	Amended and Restated Purchase Agreement, dated as of September 18, 2003, by and among Sandra N. Tillotson, The Sandra N. Tillotson Family Trust and the Purchasers signatory thereto.

5.1	Opinion of Simpson Thacher & Bartlett LLP.

23.1	Consent of PricewaterhouseCoopers LLP, independent accountants.

23.2	Consent of Simpson Thacher & Bartlett LLP (contained in Exhibit 5.1 hereto).

24.1	Power of Attorney (included on the signature page hereto).

*	Previously filed.